Exhibit 3.1

Amendment to Section 3.01 of the Federated Hermes, Inc. Restated Bylaws

Section 3.01 of the Federated Hermes, Inc. Restated Bylaws is amended to add the following sentence at the end of Section 3.01:

The Board of Directors also shall have the right to determine that a meeting of shareholders be held solely by means of telephone conference, the Internet or other electronic communications equipment or technology in the manner and to the extent provided by the Pennsylvania Business Corporation Law.